Exhibit (h)(4)

April 30, 2017

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re:	Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

AlphaSimplex Group, LLC (“AlphaSimplex”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Funds listed below, including expenses attributable to the Funds’ uses of the ASG Global Alternatives Cayman Fund Ltd., and the ASG Managed Futures Strategy Cayman Fund Ltd., respectively, for the purposes of commodity investing, through April 30, 2018 in order to limit the Funds’ total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap
May 1, 2017 through April 30, 2018:

ASG Dynamic Allocation Fund[1]	1.15% for Class A shares
1.90% for Class C shares
0.90% for Class Y shares

ASG Global Alternatives Fund[1]	1.60% for Class A shares
2.35% for Class C shares
1.30% for Class N shares
1.35% for Class Y shares

ASG Managed Futures Strategy Fund[1]	1.70% for Class A shares
2.45% for Class C shares
1.40% for Class N shares
1.45% for Class Y shares

ASG Tactical U.S. Market Fund[1]	1.25% for Class A shares
2.00% for Class C shares
1.00% for Class Y shares

[1]	NGAM Advisors, L.P. (“NGAM Advisors”) will bear a portion of the waiver/reimbursement. The NGAM Advisors portion of the waiver/reimbursement will be equal to the ratio of the NGAM Advisors Support Services Fee divided by the management fee earned by AlphaSimplex.

With respect to each Fund, subject to applicable legal requirements, AlphaSimplex shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that a Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Funds’ custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds agree to bear some portion of the Funds’ expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

AlphaSimplex Group, LLC

By:	/s/ Kendall Walker
Name:	Kendall Walker
Title:	Chief Financial Officer